New York - AG	October 15, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Files Preliminary Base Shelf Prospectus
VANCOUVER, British Columbia - First Majestic Silver Corp. (TSX:FR; NYSE:AG; Frankfurt:FMV) (“First Majestic” or the “Company”) announced today it has filed a preliminary short form base shelf prospectus with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 with the United States Securities and Exchange Commission. These filings, when made final or effective, will allow the Company to make offerings of common shares, subscription receipts, units, warrants or any combination thereof of up to US$300 million during the 25 months following the (final) prospectus and registration statement becoming effective in the United States and Canada (except for the Province of Quebec). The specific terms of any offering of securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement. First Majestic has filed this base shelf prospectus in order to provide the Company with greater financial flexibility going forward but has not entered into any agreements or arrangements to authorize or offer any securities at this time.
A copy of the preliminary short form base shelf prospectus can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A copy of the prospectus may also be obtained on request without charge from the Secretary of the Company at its head office at 1800 - 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction.

About the Company
First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 12.0 to 13.2 million silver ounces or 20.5 to 22.6 million silver equivalent ounces in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“Keith Neumeyer”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2017, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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